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                              January 3, 2023

       Brian Podolak
       Chief Executive Officer
       Vocodia Holdings Corp
       6401 Congress Ave
       Boca Raton, FL 33487

                                                        Re: Vocodia Holdings
Corp
                                                            Amendment No.2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
16, 2022
                                                            CIK No. 0001880431

       Dear Brian Podolak:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 30, 2022.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Risk Factors
       Our common stocks market price may experience rapid and substantial volatility price fluctuation, page 25

   1. Please revise your risk factor in response to prior comment 7 to indicate that there have been recent instances
of extreme stock price run-ups followed by rapid price declines and stock price volatility
seemingly unrelated to company performance following a number of recent initial public
offerings, particularly among companies with relatively smaller public floats. Further revise
to indicate that your common shares may be subject to rapid and substantial price
volatility, low volumes of trades and large spreads in bid and ask prices.
                                                        Such volatility,
including any stock-run up, may be unrelated to your actual or expected
 Brian Podolak
FirstName  LastNameBrian
Vocodia Holdings Corp Podolak
Comapany
January    NameVocodia Holdings Corp
        3, 2023
January
Page 2 3, 2023 Page 2
FirstName LastName
         operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your common shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

2. Please clarify if the DISAs for the alpha and beta testing periods that "ranged from 10 to
         72 for each client, depending on the campaign, averaging around 15 per client" were the actual sales ("conversions"). If not, please disclose the total number of paying customers and the number of DISAs sold (conversions) for all periods presented. Results of Operations
Fiscal Year December 31, 2021 Compared to Fiscal Year December 30, 2020, page
40

3. Please revise your disclosures to explain the changes in each of the expense categories presented in your income statement as compared to the prior periods presented. Refer to
         Item 303(b) of Regulation S-K. Ensure you also provide explanations for changes in each revenue and expense line item when you update your financial statements in future filings.
Loss on Investments (Other Income), page 41

4. Your disclosure indicates that the $1,176,875 increase was due to losses on prospective investments. Please revise your disclosure to clarify the nature of these prospective investments and the expenses or losses incurred.
Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Principles of Combination, page F-8

5.       In your response to prior comment 8 you state that    Mr. Sposato had
a controlling interest
         in Vocodia Holdings Corp., prior to the effective date (August 1,
2022) of the
         Contribution Agreement, due to Mr. Sposato's common and preferred share ownership. In
         addition to Mr. Sposato   s common shares, he held 2 million preferred
shares, each worth
         1,000 common shares, placing Mr. Sposato well within the parameters of a controlling
         interest holder.    Clarify why you consider these preferred shares to
be outstanding voting
         interests at the effective date of the Contribution Agreement, including when the shares were issued and the specific rights of the holders. Refer to ASC 805-50-20 and ASC 810-
         10-15-8. In this regard, we note your disclosure on page 62 that the Articles of
         Amendment providing the preferred stockholders a 1-to-1000 conversion ratio was dated
         October 21, 2022. Clarify the specific rights of the preferred shareholders at the effective date of the Contribution Agreement and those granted by this amendment. Please also clarify the percentage of total voting interests held by Mr. Sposato at the effective date of the Contribution Agreement.
 Brian Podolak
Vocodia Holdings Corp
January 3, 2023
Page 3
6. In your response to prior comment 8 you state that you are relying on ASC 805-50-45-5 to determine the presentation of comparative financial statements for prior years. As such, clarify why financial statements presented for periods prior to the Contribution Agreement
      will be labelled    Consolidated.    In this regard, ASC 805-50-45-5
states that    financial
      statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information and all adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities
      are combined.    Clarify why you intend to label these prior periods as
Consolidated rather
      than Combined.
7. Revise your disclosures to describe the date and the terms of the Contribution Agreement pursuant to which Click Fish Media, Inc. became a wholly owned subsidiary of Vocodia
      Holdings Corp. Describe your accounting for this transaction, including the retrospective presentation in your financial statements. Please also, disclose how Mr. Sposato had ownership of a majority voting interest in each entity at the effective date of the
      Contribution Agreement.
Note 6 - Income Taxes, page F-13

8. We note your response to prior comment 16. If there is no income tax expense (benefit)
      recognized in your income statement on page F-14, please revise your footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended
      December 31, 2021 and 2020. In this regard, the net income tax expense (benefit)
      reflected in your footnote should agree to the net income tax expense (benefit) reflected in your income statement on page F-4.
        You may contact Laura Veator, Senior Staff Accountant at 202-551-3716, or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact
Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Jan Woo, Legal Branch Chief, at
202- 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Podolak
                                                             Division of
Corporation Finance
Comapany NameVocodia Holdings Corp
                                                             Office of
Technology
January 3, 2023 Page 3
cc:       Ross Carmel
FirstName LastName